FIRST MAJESTIC SILVER CORP.

(the "Company")

Report of Voting Results Pursuant to Section 11.3 of

National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102")

Following the annual general meeting of the Company's shareholders held on May 20, 2025 in Vancouver, British Columbia (the "Meeting"), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results as tabulated.

Item 1 Number of Directors

Based on the proxies received and the votes on a show of hands, the number of directors of the Company for the ensuing year was set at seven (7):

Outcome of the Vote	Votes For	% For	Votes Against	% Against
Carried	278,420,085	99.08%	2,583,362	0.92%

Item 2 Election of Directors

Based on the proxies received and votes by ballot at the Meeting, the following seven individuals were elected as directors of the Company until the next annual shareholders' meeting, with the following results:

Name of Nominee	Votes For	% For	Votes Withheld	% Withheld
Keith Neumeyer	224,054,100	99.23%	1,744,471	0.77%
Marjorie Co	224,137,032	99.26%	1,661,538	0.74%
Thomas F. Fudge, Jr.	113,883,442	50.44%	111,915,128	49.56%
Raymond L. Polman	224,685,632	99.51%	1,112,938	0.49%
Colette Rustad	123,790,198	54.82%	102,008,373	45.18%
Daniel Muñiz Quintanilla	224,356,034	99.36%	1,442,535	0.64%
Ayesha Hira	224,572,081	99.46%	1,226,489	0.54%

Item 3 Appointment of Auditor

Based on the proxies received and the votes on a show of hands, Deloitte LLP, Independent Registered Public Accounting Firm, was re-appointed as independent auditor of the Company until the Company's next annual shareholders' meeting, with the Company's directors authorized to set their remuneration:

Outcome of the Vote	Votes For	% For	Votes Withheld	% Withheld
Carried	267,246,357	95.10%	13,757,109	4.90%

Item 4 Advisory Resolution on Executive Compensation

Based on the proxies received and votes by ballot at the Meeting, a non-binding advisory resolution on the Company's approach to executive compensation was defeated by a simple majority vote:

Outcome of the Vote	Votes For	% For	Votes Against	% Against
Not Carried	92,599,154	41.01%	133,199,406	58.99%

Dated at Vancouver, British Columbia, this 20th day of May, 2025.

FIRST MAJESTIC SILVER CORP.

(signed) "Samir Patel"

Samir Patel

General Counsel & Corporate Secretary